Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

Local Bounti, Disruptive AgTech Company Redefining the Future of Farming,

Announces Closing of $200 Million Debt Financing Facility with Cargill to

Accelerate Company’s Expansion Plans

Capital to support Local Bounti’s plans to serve a multi-billion-dollar market opportunity transforming the production and delivery of local, fresh and sustainably-grown leafy greens produce across the U.S.

Hamilton, MT – September 7, 2021 – Breakthrough U.S. indoor agriculture company Local Bounti Corporation (“Local Bounti”), today announced that is has closed a previously announced $200 million debt financing facility with Cargill Financial Services International, Inc. (“Cargill”), which is also a recent strategic investor in Local Bounti. Cargill is demonstrating significant support in the future of Local Bounti by investing as both a lender and an investor in the PIPE financing contemplated in connection with Local Bounti’s proposed business combination (the “Business Combination”) with Leo Holdings III Corp. (NYSE: LIII) (“Leo”), a publicly traded special purpose acquisition company. Local Bounti is an emerging leader in controlled environment agriculture advancing the production and delivery of local, fresh and sustainably-grown leafy greens produce for consumers across the U.S. with an initial focus on the Western U.S. In addition to closing on the debt financing facility to cover the cost of several planned greenhouse facilities, Cargill has also expressed interest in financing the construction of all of Local Bounti’s planned future indoor farming facilities in the United States through 2025.

“Local Bounti and Cargill share a commitment to delivering farm to fork options for consumers while sustaining the land, not only for today but for generations of farmers to come,” said Ross Jennings, head of Cargill’s Trade and Capital Markets business. “As we look to advance sustainable agriculture practices, it was a natural and exciting fit to finance the construction of Local Bounti’s innovative and sustainable greenhouses.”

“In all four corners of our business, we strive to secure the best partners to help ensure our success. Cargill, as a global leader in the agricultural sector, is a great example of this” said Local Bounti Co-Founder and Co-CEO Craig Hurlbert. “Cargill’s financial support will help us fast-track the build out of strategically located facilities that showcase our patent pending Stack & Flow Technology™ which produces superior unit economics with high yield and low-cost operations. As we pioneer a new chapter in sustainable agriculture, we are challenging the way food is produced and delivered. The consumer benefits by enjoying delicious, locally grown, longer-lasting fresh produce, and the planet benefits because we use 90% less land and water, AND no herbicides or pesticides. It’s time to turn a new leaf!” said Hurlbert.

Leveraging its innovative proprietary modular and scalable building system, which is designed to easily and efficiently replicate its proven indoor farm model, Local Bounti is currently undergoing expansion to increase the capacity of its flagship facility in Hamilton, Montana, by approximately 140 percent. This expansion is expected to be completed and operational by the fourth quarter of 2021, and the company plans to break ground on additional facilities before the end of this year, with a total of seven additional facilities planned to be built in the Western U.S. by the end of 2025.

Local Bounti estimates that the total U.S. market for herbs and vegetables is anticipated to reach $30 billion by 2025, with less than 1% of that grown indoors today. To learn more about Local Bounti’s unique growing process, diversified product offerings and experienced leadership team, please visit localbounti.com.

In June 2021, Local Bounti and Leo announced that they entered into a definitive business combination agreement. Upon the closing of the Business Combination, which remains subject to customary closing conditions, Local Bounti will become publicly traded on the New York Stock Exchange under the new ticker symbol, “LOCL”.

About Local Bounti

Local Bounti is a premier controlled environment agriculture (CEA) company redefining conversion efficiency and environmental, social and governance (ESG) standards for indoor agriculture. Local Bounti operates an advanced indoor growing facility in Hamilton, Montana, within a few hours’ drive of its retail and food service partners. Reaching retail shelves in record time post-harvest, Local Bounti produce is superior in taste and quality compared to traditional field-grown greens. Local Bounti’s USDA Harmonized Good Agricultural Practices (GAP Plus+) and non-genetically modified organisms (GMO) produce is sustainably grown using proprietary technology 365 days a year, free of pesticides and herbicides, and using 90 percent less land and water than conventional outdoor farming methods. With a mission to ‘bring our farm to your kitchen in the fewest food miles possible,’ Local Bounti is disrupting the cultivation and delivery of produce. Local Bounti is also committed to making meaningful connections and giving back to each of the communities it serves. To find out more, visit localbounti.com or follow the company on LinkedIn for the latest news and developments.

Additional Information

In connection with the Business Combination, Leo filed with the U.S. Securities and Exchange Commission (“SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Contact:

Kathleen Valiasek, Chief Financial Officer

Local Bounti

investors@localbounti.com